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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER CUSIP NUMBER
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Security Capital Corporation Full Name of Registrant
Former Name if Applicable
Three Pickwick Plaza, Suite 310 Address of Principal Executive Office (Street and Number)
Greenwich, CT 06830 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
☒	day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(see attached)

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (07-03)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William R. Schlueter (Name)	203 (Area Code)	625-0770 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(see attached)

Security Capital Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2004	By	/s/ William R. Schlueter
Name: William R. Schlueter Title: Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

PART III—NARRATIVE

        The Registrant is unable to file its Form 10-K within the prescribed time period because it requires additional time to complete its accounting for discontinued operations discussed below in Part IV.

Part IV—OTHER INFORMATION

        The following is an explanation of the anticipated change in the Company's results of operations from the corresponding period for the last fiscal year due to discontinued operations of its seasonal products segment.

Organization and Business Description

        Security Capital Corporation ("Security Capital") operates as a holding company that participates in the management of its subsidiaries while encouraging operating autonomy and preservation of entrepreneurial environments. Currently, Security Capital has three operating subsidiaries (together with Security Capital, referred to as the "Company"), known as WC Holdings ("WC"), Primrose and Pumpkin. These three subsidiaries are in three distinct business segments, although the Company has implemented an exit strategy with regard to the seasonal products segment which consists of Pumpkin and Possible Dreams, which are discontinued operations. WC Holdings is an 80%-owned subsidiary which provides cost containment services relative to direct and indirect costs of corporations and their employees primarily relating to industrial health and safety, industrial medical care and workers' compensation insurance. WC's activities are primarily centered in California, Ohio, Virginia, Maryland, and, to a lesser extent, in other Middle Atlantic states, Indiana and Washington. Primrose is a 98.5%-owned subsidiary involved in the franchising of educational child care centers. Currently, Primrose schools are located throughout the United States except in the Northeast and Northwest.

        The seasonal products segment is now reported as a discontinued operation and consists of Pumpkin and, previously, also of Possible Dreams. Pumpkin is a 100%-owned subsidiary engaged in the business of designing and distributing Halloween-oriented pumpkin carving kits and related accessories. Pumpkin distributes its products primarily throughout the United States and also in Canada. The Company is actively marketing this subsidiary for sale and expects to conclude a sale during 2004. Therefore, for the all reporting periods presented, it has been reported as a discontinued operation. Possible Dreams is a 75%-owned subsidiary that formerly operated as a designer, importer and distributor of giftware and collectible figurines. Possible Dreams distributed its products throughout the United States. However, because of the October 22, 2003 Chapter 11 filing in bankruptcy court by Possible Dreams, the Company effectively lost control over this subsidiary as of that date, and therefore the accounts of Possible Dreams have ceased to be included in the Company's consolidated statements of income or consolidated balance sheet after that date. For all reporting periods presented, Possible Dreams has been reported as a discontinued operation.

Consolidation

        The accompanying consolidated financial statements include the accounts of Security Capital and its subsidiaries other than Possible Dreams which was deconsolidated on October 31, 2003. All significant intercompany balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

        On July 22, 2003, the Company sold a 25% interest in Possible Dreams Ltd.'s parent company, P.D. Holdings, Inc., for nominal consideration to Russell F. Peppet, the newly-named Chairman and CEO of Possible Dreams Ltd. This sale was the first step in the Company's plan to divest its entire interest in its Possible Dreams subsidiary and was intended to incent Mr. Peppet to effectively manage Possible Dreams until an orderly disposition of the remainder of the business could be achieved. The Company has recorded a net charge of approximately $2,400,000 in the third quarter in connection with this transaction, relating to the write-off of a deferred tax asset which can no longer be utilized as a result of the sale of the interest to Mr. Peppet. In addition, because the Company's investment in this subsidiary is negative, the sale of a portion of it generated a gain which was, however, not recorded by the Company because the minority interest shareholder has no legal obligation to fund his share of Possible Dreams' net deficit. This subsidiary subsequently filed for protection under Chapter 11 of the Bankruptcy Code on October 22, 2003 and subsequently the Company effectively lost control over this subsidiary as of that date. Therefore the results of operations for Possible Dreams have ceased to be included in the Company's Consolidated Statements of Income or Consolidated Balance Sheet after that date. For all reporting periods, it has been reported in the consolidated statements of income as a discontinued operation.

Basis of Presentation

        Prior to October 22, 2003, Possible Dreams was a consolidated entity and the Company was required to record all of the losses of Possible Dreams since the non-Company interests were not required to absorb their share of the losses (25%) because their investment was fully absorbed by losses.

        On October 22, 2003, the Company filed for bankruptcy protection. This resulted in the loss of control over Possible Dreams and as a result, the Company deconsolidated Possible Dreams and prospectively accounts for its ownership of Possible Dreams using the equity method of accounting.

        Accordingly, the Company's results of operations include the operating results of Possible Dreams through October 22, 2003 (date of deconsolidation). The balance sheet at December 31, 2003 does not contain the assets and liabilities of Possible Dreams due to the deconsolidation. This deconsolidation resulted in a negative investment in Possible Dreams of $1,401,000 which represents losses in excess of investment, which has been recorded as a deferred credit on the Company's balance sheet until such time as the liquidation process is finalized by the bankruptcy court and Security Capital Corporation is legally released from liability relating to Possible Dreams. The Company will not record any additional losses from Possible Dreams as the Company believes it has no further obligations to Possible Dreams.

        The following summarized balance sheet information of Possible Dreams is presented as follows at October 31, 2003 (date of deconsolidation) and December 31, 2002:

	Unaudited (In Thousands)
	October 31, 2003	December 31, 2002
Accounts receivable, net	$6,518	$2,758
Inventory, net	2,420	4,192
Current assets	9,678	7,549
Total Assets	11,220	9,368
Notes payable	9,727	7,342
Current liabilities	12,253	9,449
Stockholders' deficit	(1,401)	(577)

SECURITY CAPITAL CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	DECEMBER 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$11,645	$3,141
Accounts receivable (less allowances for doubtful accounts of $999 and $658, respectively)	16,468	8,584
Deferred income taxes	1,618	1,035
Other current assets	1,465	642
Current assets of discontinued operations	4,425	13,466

Total current assets	35,621	26,868
Property and equipment, net	4,196	3,470
Goodwill (less accumulated amortization of $3,798)	59,284	49,300
Franchise agreements (less accumulated amortization of $1,969 and $1,553, respectively)	6,780	7,197
Other intangible assets, net	7,062	2,128
Deferred income taxes	2,707	—
Long-lived assets of discontinued operations	7,044	11,478
Other assets	444	270

Total assets	$123,138	$100,711

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt and other obligations	$9,031	$6,628
Accounts payable	2,859	1,963
Accrued expenses and other liabilities	18,322	8,282
Unearned revenue	20,263	13,385
Notes payable	—	887
Current liabilities of discontinued operations	2,678	12,988

Total current liabilities	53,153	44,133
Long-term debt	25,858	15,439
Other long-term obligations	441	907
Deferred income taxes	—	483
Long-term liabilities of discontinued operations	312	2,266
Losses in excess of investment in Possible Dreams	1,401	—
Minority interests	4,644	3,537
Redeemable convertible preferred stock (redemption value at April 6, 2006 — $5,000), $.01 par value, 2,500,000 shares authorized; 500,000 shares issued and outstanding	3,725	3,268
Commitments and contingencies (Note 19)
Stockholders' equity:
Common stock, $.01 par value, 7,500 shares authorized; 380 shares issued and outstanding	—	—
Class A common stock, $.01 par value, 10,000,000 shares authorized; 6,458,309 shares issued, 6,450,587 shares outstanding	65	65
Additional paid-in capital	65,670	66,127
Accumulated deficit	(32,046)	(35,429)
Less: treasury stock, at cost, 7,722 shares	(85)	(85)

Total stockholders' equity	33,604	30,678

Total liabilities and stockholders' equity	$123,138	$100,711

SECURITY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Years ended December 31,
	2003	2002	2001
Revenues:
Employer cost containment and health services	$84,598	$64,460	$53,634
Educational services	9,834	8,243	7,652

Total revenues	94,432	72,703	61,286
Selling, general and administrative expenses	79,459	57,352	48,587
Amortization and depreciation	2,441	2,267	4,970

Operating income	12,532	13,084	7,729
Interest expense	(1,565)	(3,633)	(4,162)
Other income (expense)	185	881	(770)

Income from continuing operations before income taxes, minority interests and cumulative effect of change in accounting principle	11,152	10,332	2,797
Income tax expense	(4,693)	(4,169)	(1,841)
Minority interest in income of consolidated subsidiaries	(1,107)	(1,040)	(278)

Income from continuing operations	5,352	5,123	678
Discontinued operations (net of income tax benefit (expense) of $(2,351), $(660), and $(1,259) in 2003, 2002 and 2001, respectively)	(1,969)	2,073	2,157

Income before cumulative effect of change in accounting Principle	3,383	7,196	2,835
Cumulative effect of change in accounting principle (net of income tax benefit of $2,420)	—	(3,402)	—

Net income	3,383	3,794	2,835
Less preferred stock accretion	(457)	(401)	(352)

Income available to common stockholders	$2,926	$3,393	$2,483

Basic earnings per common share from continuing operations	$0.76	$0.73	$0.05
Basic earnings per common share from discontinued operations	(0.31)	0.32	0.34

Basic earnings per common share before cumulative effect of change in accounting principle	0.45	1.05	0.39
Cumulative effect of change in accounting principle	—	(0.52)	—

Basic earnings per common share after cumulative effect of change in accounting principle	$0.45	$0.53	$0.39

Diluted earnings per common share from continuing Operations	$0.69	$0.66	$0.04
Diluted earnings per common share from discontinued operations	(0.31)	0.29	0.31

Diluted earnings per common share before cumulative effect of change in accounting principle	0.38	$0.95	$0.35
Cumulative effect of change in accounting principle	—	(0.48)	—

Diluted earnings per common share after cumulative effect of change in accounting principle	$0.38	$0.47	$0.35

Basic weighted average shares used in computation	6,451	6,451	6,444

Diluted weighted average shares used in computation	6,536	7,133	6,648

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  PART III—NARRATIVE
  Part IV—OTHER INFORMATION
SECURITY CAPITAL CORPORATION AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts)
SECURITY CORPORATION AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share amounts)